UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)*

                                J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 4, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,585,865*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,132,112*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,585,865*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,132,112*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,717,977*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 60.8%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        317,564*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,152,112*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        317,564*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,152,112*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,469,676*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 38.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 21)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a) [X]
                              (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        552,812*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,523,551*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        552,812*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,523,551*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,076,363*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 50.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 CHRISTOPHER R. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [_]
                            (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       129,974*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  ----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        129,974*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 129,974*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
*The Reporting Person has the right to acquire the securities pursuant to an option granted by another Reporting Person. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       26,000
                                 -----------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                      0
                                 -----------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                       26,000
                                 -----------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.8%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,132,112*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,132,112*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,132,112*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 30.5%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 281,690*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 21)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 BETTY A. MORGAN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       0
                                 -----------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                      121,721*
                                 -----------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                       0
                                 -----------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                       121,721*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 121,721*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.3%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
*See Items 4 and 5.

                        AMENDMENT NO. 21 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001, November 21, 2001, December 17, 2001, January 31, 2002, May 2, 2002, June 7, 2002, July 10, 2002 and September 27, 2002, is
hereby amended to furnish and restate the information as set forth herein.

ITEM 2. IDENTITY AND BACKGROUND

     This  Amendment No. 21 to Schedule 13D is filed by the  following  (who are
referred  to  herein  at  times   individually  as  a  "Reporting   Person"  and
collectively as the "Reporting Persons" or the "NLAG Group"):

     Daniel S. Laikin is an individual and a citizen of the United States. He was appointed as Chief Operating Officer of the Issuer on May 17, 2002. He also is managing partner of Four Leaf Partners, LLC, a closely held investment company concentrating on the startup and financing of high tech and Internet-related companies. His principal address is 9920 Towne Road, Carmel, Indiana 46032.

     Paul Skjodt is an individual and a citizen of Canada. He serves as Chairman and Chief Executive Officer of Biltmore Homes, Inc., an Indiana-based home building and real estate development company. His principal address is 9910 Towne Road, Carmel, Indiana 46032.

     Samerian LLP is an Indiana limited liability partnership. Its principal address is 9910 Towne Road, Carmel, Indiana 46032.

     Timothy S. Durham is an individual and a citizen of the United States. He has served as the Chief Executive and Chairman of the Board of Directors of Obsidian Enterprises, Inc. (formerly Danzer Corporation) since June 2001. He is a Managing Member and Chief Executive Officer of Obsidian Capital Company LLC, which is the general partner of Obsidian Capital Partners LP. He also has founded and maintains a controlling interest in several investment funds. His principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Diamond Investments, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     DW Leasing Company, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Christopher R. Williams is an individual and a citizen of the United States. He is an investor and his principal address is P.O. Box 95187, Las Vegas, Nevada 89193.

     Judy B. Laikin is an individual and a citizen of the United States. She is retired. Her principal address is 10078 Summerlakes Drive, Carmel, Indiana 46032.

     National Lampoon Acquisition Group LLC is a California limited liability company. Its principal address is 9920 Towne Road, Carmel, Indiana 46032.

     DC Investments, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Betty A. Morgan is an individual and a citizen of the United States. She is not employed. Her principal address is P. O. Box 17761, Warsaw, Indiana 46580.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Helen C. Williams is no longer included as a Reporting Person because it has been determined that she does not beneficially own any securities of the Issuer.)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In making the purchase of the Issuer's securities reported as beneficially owned by Betty A. Morgan, which is described in Item 4 and incorporated herein by reference, the Zimmer N Trust (the "Trust") used funds held by the Trust.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock reported as beneficially owned by one of the Reporting Persons, Christoper R. Williams, had been pledged in connection with a loan to Mr. Williams. On October 4, 2002, the pledgee executed upon the pledge, which resulted in the sale of the 121,721 shares of Common Stock beneficially owned by Mr. Williams. Also on that date, the Voting Agreement (see Item 6) was amended by the Second Amendment to Voting Agreement to remove Mr. Williams as a party. As a consequence, Mr. Williams is no longer a member of the group on whose behalf this Statement is filed.

     On October 4, 2002, the Trust purchased 121,721 shares of Common Stock for $5.50 per share as an investment. Also on that date, the Trust entered into an Assumption and Adherence Agreement pursuant to which it became bound by the terms of the Voting Agreement. Ms. Morgan, the income beneficiary of the Trust, shares direction of the investment of the Trust assets.

     The information in Item 5 and Item 6 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on October 4, 2002, the Reporting Persons (referred to herein at times collectively as the "NLAG Group") may be deemed to beneficially own, in the aggregate, 4,147,512 shares of Common Stock, representing approximately 83.9% of the Issuer's outstanding Common Stock (based upon the 1,459,284 shares of Common Stock reported to be outstanding as of September 26, 2002, in the Issuer's Information Statement filed on October 11, 2002, assuming conversion of the currently issued and outstanding shares of Series B Preferred into Common Stock and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in this Item 5).

     (b)  The individual members of the NLAG Group have the following holdings:

          (1) Mr. Durham directly owns 73,200 shares of Common Stock, 8,380 shares of Series B Preferred and warrants to acquire 236,056 shares of Common Stock (he has granted an option to Mr. Williams to acquire 2,307 shares of Series B Preferred and warrants for 64,987 shares of Common Stock). He also has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan. Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

          (2) Mr. Laikin directly owns 167,250 shares of Common Stock, 23,364 shares of Series B Preferred and warrants to acquire 658,141 shares of Common Stock. He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options.

          (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 3,000 shares of Series B Preferred and warrants to acquire 84,507 shares of Common Stock. He also has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

          (4) Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

          (5) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

          (6)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

          (7)  Samerian LLP directly owns 20,000 shares of Common Stock.

          (8)  DW Leasing  Company,  LLC directly  owns 17,350  shares of Common
               Stock.

          (9) National Lampoon Acquisition Group, LLC was granted an option on May 17, 2002, to acquire units from the Issuer, with each unit consisting of one share of Series B Preferred and a warrant to purchase 28.169 shares of Common Stock (the "Option"), as reported in previous amendments to this Statement. As of October 4, 2002, 20,095 Units remained available for designation or exercise by NLAG under the Option.

          (10) Ms. Morgan beneficially owns the 121,721 shares of Common Stock held by the Trust, as discussed in Item 4 above.

     Each member of the NLAG Group may be deemed to beneficially own securities beneficially owned by the other members of the NLAG Group. Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group.

     Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 21 and is incorporated herein by reference.

     (c) Except for the transaction reported in Item 4, no transactions with respect to shares of Common Stock have been effected by any of the Reporting Persons since those transactions reported in Amendment No. 20 to this Schedule 13D filed on September 27, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As reported in Amendment No. 18 to this Statement, on May 17, 2002, the members of the NLAG Group entered into a voting agreement with James P. Jimirro, the President and Chief Executive Officer of the Issuer (the "Voting Agreement") regarding the composition of the Board of Directors and certain other matters. Pursuant to the Voting Agreement, Mr. Jimirro and the NLAG Group agreed to cause the Board of Directors to initially consist of three nominees of Mr. Jimirro, three nominees of the NLAG Group, and one director nominated jointly by a majority of the Jimirro directors and a majority of the NLAG Group directors. The Voting Agreement requires as a condition to certain transfers of shares by the members of the NLAG Group that the transferees agree to be bound by the terms of the Voting Agreement. On October 4, 2002, as reported in Item 4 above, the Voting Agreement was amended by the Second Amendment to Voting Agreement. The Trust became bound to the terms of the Voting Agreement when it entered into an Assumption and Adherence Agreement on October 4, 2002. This Amendment No. 21 is filed only on behalf of the members of the NLAG Group. Each of the Reporting Persons disclaims beneficial ownership of any securities of the Issuer beneficially owned by Mr. Jimirro.

     See also Items 4 and 5, which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

D.   First Amendment to Voting Agreement, dated June 6, 2002.

E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

I. Form of Common Stock Warrant (including Schedule identifying material terms).

J.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

K.   Second Amendment to Voting Agreement, dated October 4, 2002.

L.   Assumption and Adherence Agreement, dated October 4, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2002



/s/ Daniel S. Laikin
----------------------------
DANIEL S. LAIKIN

/s/ Paul Skjodt
----------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
----------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
----------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
----------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
----------------------------
By:   Timothy S. Durham
Its:  Managing Member


/s/ Christopher R. Williams
----------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
----------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
----------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP, LLC

/s/ Daniel S. Laikin
----------------------------
By: Daniel S. Laikin
Its:  Managing Member


DC INVESTMENTS, LLC

/s/ Timothy S. Durham
----------------------------
By:Timothy S. Durham
Its:  Managing Member


/s/ Betty A. Morgan
----------------------------
BETTY A. MORGAN

                                  EXHIBIT INDEX


Exhibit No.            Description

     A    Joint Filing Agreement Pursuant to Regulation Section 240.13d-1(k).

     B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

     C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to
          Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

     D First Amendment to Voting Agreement dated June 6, 2002. This Exhibit is incorporated by reference to Exhibit D to Amendment No. 18 to
          Schedule 13D filed on June 7, 2002.

     E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to Exhibit 10.7 in the Issuer's Form 8-K filed on May 31, 2002.

     F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit
          10.9 in the Issuer's Form 8-K filed on May 31, 2002.

     G Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.10 in the Issuer's Form 8-K filed on May 31, 2002.

     H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This Exhibit is incorporated by reference to Exhibit
          10.12 in the Issuer's Form 8-K filed on May 31, 2002.


     I Form of Common Stock Warrant, dated May 17, 2002 (including Schedule identifying material terms). This Exhibit is incorporated by reference to Exhibit 10.16 in the Issuer's Form 8-K filed on May 31, 2002.

     J    Joint Filing Agreement Pursuant to Regulation Section 240.13d-1(k).

     K    Second Amendment to Voting Agreement, dated October 4, 2002.

     L    Assumption and Adherence Agreement, dated October 4, 2002.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: June 7, 2002

/s/ Daniel S. Laikin
-----------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:   Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS

/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC


By:  /s/ Daniel S. Laikin

Its:  Managing Member



DC INVESTMENTS, LLC


By:  /s/ Timothy S. Durham

Its:  Managing Member

                                    EXHIBIT J

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: October 14, 2002

/s/ Daniel S. Laikin
-------------------------------
DANIEL S. LAIKIN

/s/ Paul Skjodt
-------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
-------------------------------
By:   Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
-------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
-------------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
-------------------------------
By:   Timothy S. Durham
Its:  Managing Member


/s/ Judy B. Laikin
-------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC

/s/ Daniel S. Laikin
-------------------------------
By: Daniel S. Laikin
Its:  Managing Member

DC INVESTMENTS, LLC

/s/ Timothy S. Durham
-------------------------------
By: Timothy S. Durham
Its:  Managing Member


/s/ Betty A. Morgan
-------------------------------
BETTY A. MORGAN

                                   Exhibit K

                                SECOND AMENDMENT
                                       TO
                                VOTING AGREEMENT

     THIS SECOND AMENDMENT TO VOTING AGREEMENT (this "Amendment") is made and entered into on the 4th day of October, 2002, by and among James P. Jimirro ("Jimirro"), Daniel S. Laikin ("Laikin"), and Christopher R. Williams ("Williams").

                                    RECITALS

     A. Jimirro, Laikin and Williams are parties to that certain Voting Agreement dated as of May 17, 2002, as amended by a First Amendment to Voting Agreement dated June 7, 2002, among Jimirro, Laikin and Ronald Holzer (the "Voting Agreement"), relating to their shares of the common stock and/or Series B Convertible Preferred Stock (the "Series B Preferred") of J2 Communications, a California corporation (the "Company"). Various other shareholders of the Company are also parties to the Voting Agreement.

     B. Pursuant to Section 3(d) of the Voting Agreement, the Voting Agreement can be amended in writing by Jimirro and the holders of a majority of the outstanding shares of Series B Preferred that were purchased pursuant to that certain Preferred Stock and Warrant Purchase Agreement dated April 25, 2002, as amended by a First Amendment to Preferred Stock and Warrant Purchase Agreement dated May 17, 2002, among the Company, Laikin and other purchasers of Series B Preferred (the "Purchase Agreement").

     C. Laikin is the holder of more than a majority of the outstanding shares of Series B Preferred purchased pursuant to the Purchase Agreement.

     D. Williams is transferring his remaining shares of capital stock in J2 Communications, namely 121,721 shares of Common Stock, no par value (the "Shares"). After such transfer, the transferee of such shares (the "Transferee") will own the Shares and will become a party to the Voting Agreement by executing and delivering an Assumption and Adherence Agreement as required by the Voting Agreement (the "Assumption and Adherence Agreement"). Upon completion of such transfer, the parties desire to remove Williams as a party to the Voting Agreement.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants made herein, Jimirro, Laikin and Williams agree to amend, and do hereby amend, the Voting Agreement as follows:

     Section 1. Williams Removal. Williams is removed as a party to the Voting Agreement effective upon the transfer of the Shares to the Transferee and the receipt by Jimirro of the Assumption and Adherence Agreement.

     Section 2. Continued Effect. The Voting Agreement shall continue in effect as to all parties thereto other than Williams in accordance with its terms and as amended hereby.

     Section 3. Notice of Amendment. Laikin will provide a signed photocopy of this Amendment to all parties to the Voting Agreement who are not signers of this Amendment. However, his failure to do so as to any or all of such parties to the Voting Agreement will not impair the effectiveness of this Amendment, constitute grounds for contesting the validity hereof or impair the effectiveness or enforceability of the Voting Agreement as among or against such party or parties, or any of the other parties thereto.

     IN WITNESS WHEREOF Jimirro, Laikin and Williams have executed this Amendment as of the date first above written.


/s/ James P. Jimirro                         /s/ Daniel S. Laikin
----------------------------                 ---------------------------------
James P. Jimirro                             Daniel S. Laikin


/s/ Christopher R. Williams
----------------------------
Christopher R. Williams

                                   Exhibit L

                       ASSUMPTION AND ADHERENCE AGREEMENT

     THIS ASSUMPTION AND ADHERENCE AGREEMENT (this "Assumption Agreement") is entered into this 4th day of October, 2002 by and between Timothy S. Durham, in his capacity as the pledgee in connection with a loan to a third party which is secured by the Shares subject to this Assumption Agreement ("Seller") and the Zimmer N Trust ("Buyer").

     WHEREAS, Seller has issued an order dated October 4, 2002 to transfer to Buyer by Order Book entry through the DTC system 121,721 shares of Common Stock (the "Shares") in the capital of J2 Communications, a California Corporation, and Buyer has agreed, by executing this Assumption Agreement, to assume the burdens and obligations (the "Obligations") of Timothy S. Durham and his predecessors in interest with respect to the Shares pursuant to that voting agreement (the "Voting Agreement") dated May 17, 2002 and made between the Purchasers (as defined therein), the NLAG Shareholders (as defined therein) and James P. Jimirro ("Jimirro");

     WHEREAS, pursuant to Section 3(a)(i) of the Voting Agreement, Buyer is required to execute and deliver to Jimirro this Assumption Agreement whereby Buyer assumes such obligations;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer hereby undertakes and agrees from and after the date hereof, to assume and to perform and discharge when due the Obligations, and otherwise to adhere to the terms and conditions of the Voting Agreement.

     This Assumption Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     This Assumption Agreement shall be governed by and construed in accordance with the Laws of the State of California applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, the undersigned have executed this Assumption Agreement on the day and year first above written.

                                 Seller

                                 /s/ Timothy S. Durham
                                 ----------------------------------
                                 Timothy S. Durham

                                 Buyer
                                 ZIMMER N TRUST


                                 By: /s/ Keith Arvis
                                    -------------------------------
                                    Lake City Bank, Trustee